40-33

811-7788
Branch 18



05064654

HinckleyAllenSnyder LLP
ATTORNEYS AT LAW
1500 Fleet Center
Providence, RI 02903-2393
TEL: 401.274.2000
FAX: 401.277.9600
www.haslaw.com

Margaret D. Farrell
mfarrell@haslaw.com
Direct Phone: 401.457.5102
Direct Fax: 401.457.5103


SEC MAIL PROCESSING
RECEIVED
SEP 02 2005
WASH. D.C. 185 SECTION

NUVEEN VIRGINIA PREMIUM INCOME MUNICIPAL FUND 2

August 18, 2005

Document Control
Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Fidelity Bond Coverage Under Provisions of Rule 17g-1 for Ocean State Tax-Exempt Fund, a series of VLC Trust (811-7788)

To Whom It May Concern:

Pursuant to the provisions of Rule 17g-1 under the Investment Company Act of 1940, as amended, enclosed please find the following filed on behalf of the above-referenced Registrant:

1. Copy of Investment Company Blanket Bond No. 621-4261 issued by National Union Fire Insurance Company of Pittsburgh, PA in the amount of $500,000 for the period January 1, 2005 through January 1, 2006.

2. A Certificate of the Secretary of Ocean State Tax Exempt Fund (the "Fund") certifying that the majority of the Board of Trustees, including a majority of the Board of Trustees who are not "interested persons" of the Fund approved the form and amount of the bond.

3. Officer's Certificate certifying that premiums have been paid through January 1, 2006.

Please acknowledge receipt of the enclosed on the copy of this letter and return said copy to the undersigned in the enclosed, stamped, self-addressed envelope.

Very truly yours,

Margaret D. Farrell

Margaret D. Farrell


PROCESSED
SEP 29 2005
THOMSON
FINANCIAL

MDF/lk
Enclosures
cc: Kevin M. Oates

HinckleyAllenSnyder LLP
ATTORNEYS AT LAW

1500 Fleet Center
Providence, RI 02903-2393
TEL: 401.274.2000
FAX: 401.277.9600
www.haslaw.com

Margaret D. Farrell
mfarrell@haslaw.com
Direct Phone: 401.457.5102
Direct Fax: 401.457.5103

August 18, 2005

Document Control
Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Fidelity Bond Coverage Under Provisions of Rule 17g-1 for Ocean State Tax-Exempt Fund, a series of VLC Trust (811-7788)

To Whom It May Concern:

Pursuant to the provisions of Rule 17g-1 under the Investment Company Act of 1940, as amended, enclosed please find the following filed on behalf of the above-referenced Registrant:

1. Copy of Investment Company Blanket Bond No. 621-4261 issued by National Union Fire Insurance Company of Pittsburgh, PA in the amount of $500,000 for the period January 1, 2005 through January 1, 2006.

2. A Certificate of the Secretary of Ocean State Tax Exempt Fund (the "Fund") certifying that the majority of the Board of Trustees, including a majority of the Board of Trustees who are not "interested persons" of the Fund approved the form and amount of the bond.

3. Officer's Certificate certifying that premiums have been paid through January 1, 2006.

Please acknowledge receipt of the enclosed on the copy of this letter and return said copy to the undersigned in the enclosed, stamped, self-addressed envelope.

Very truly yours,



Margaret D. Farrell

MDF/lk
Enclosures
cc: Kevin M. Oates


COPY

INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA

(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS

Item 1. Name of Insured: Ocean State Tax Exempt Fund

BOND NUMBER 6214261

Principal Address:
Suite One
One Regency Plaza
Providence, RI 02903
(Herein called the Insured)

Item 2. Bond Period from 12:01 a.m. on 1/1/2005 to 12:01 a.m. on 1/1/2006

The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3. Limit of Liability -
Subject to Section 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A – FIDELITY	$500,000	$25,000
Insuring Agreement B – AUDIT EXPENSE	$25,000	$5,000
Insuring Agreement C – ON PREMISES	$500,000	$25,000
Insuring Agreement D – IN TRANSIT	$500,000	$25,000
Insuring Agreement E – FORGERY OR ALTERATION	$500,000	$25,000
Insuring Agreement F – SECURITIES	$500,000	$25,000
Insuring Agreement G – COUNTERFEIT CURRENCY	$500,000	$25,000
Insuring Agreement H – STOP PAYMENT	$25,000	$5,000
Insuring Agreement I – UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

OPTIONAL COVERAGES ADDED BY RIDER:

	Limit of Liability	Deductible Amount
Insuring Agreement J – COMPUTER SYSTEMS	$500,000	$25,000
Insuring Agreement K – UNAUTHORIZED SIGNATURES	$25,000	$5,000
Insuring Agreement L – AUTOMATED PHONE SYSTEMS	$Not Covered	$Not Covered
Insuring Agreement M – TELEFACSIMILE	$Not Covered	$Not Covered

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

No Exceptions

Item 5. The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
1-6

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

Steven C Liston

By: Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER No. 1

To be attached to and form part of Bond No. **6214261**

in favor of **Ocean State Tax Exempt Fund**

effective as of 01/01/2005.

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

Ocean State Tax Exempt Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

8. This rider shall become effective as 12:01 a.m. on **01/01/2005**.

Signed, Sealed and dated

By: Steven C Liston
Authorized Representative

SR 5538

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

Rider No. 2

AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. **6214261** in favor of **Ocean State Tax Exempt Fund.**

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

   The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

   This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

   This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

   The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

   This bond shall terminate

   a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

   b. as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

c. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3. This rider is effective as of 12:01 a.m. on **01/01/2005.**

By: Steven C Liston
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

Rider No. 3

TRIA PREMIUM ENDORSEMENT

To be attached to and form part of Investment Company Blanket Bond No. **6214261**

in favor of **Ocean State Tax Exempt Fund**

It is agreed that:

1. The premium for coverage pursuant to the Terrorism Risk Insurance Act of 2002 ("TRIA Coverage") charged for the attached policy for the policy period is:

   (X) $41.00
   () Not applicable, TRIA coverage rejected by insured.

2. Any coverage provided for losses caused by an act of terrorism as defined by TRIA (TRIA Losses)may be partially reimbursed by the United States under a formula established by TRIA as follows: 90% of TRIA Losses in excess of the insurer deductible mandated by TRIA, the deductible to be based on a percentage of the insurer's direct earned premiums for the year preceding the act of terrorism.

3. A copy of the TRIA disclosure sent with the original quote is attached hereto.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

Steven C Liston

Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER NO. 4

INSURING AGREEMENT J

To be attached to and form part of Bond No. 6214261

in favor of **Ocean State Tax Exempt Fund**.

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or
(2) change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a) Property to be transferred, paid or delivered,
(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited:
(c) an unauthorized account of a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i) cause the Insured or its agent(s) to sustain a loss, and
(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,
(iii) and further provided such voice instruction or advices:

(a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and
(b) were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s)shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured

2. As used in this Rider, Computer System means:

(a) computers with related peripheral components, including storage components, wherever located,
(b) systems and application software,

(c) terminal devices,
(d) related communication networks or customer communication systems, and
(e) related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and
(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."
(b) Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY
(c) Section 10-LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be **Five Hundred Thousand Dollars ($500,000)**, it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of **Twenty-Five Thousand Dollars ($25,000)**, (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices."

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective at 12:01 a.m. Standard time on **01/01/2005**.

By: Steven C Liston

Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER NO. 5

INSURING AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond No. **6214261**

in favor of **Ocean State Tax Exempt Fund**.

It is agreed that:

(1) The attached bond is amended by adding an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES

(2) Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(3) It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(4) The Limit of Liability for the coverage provided by this rider shall be **Twenty Five Thousand Dollars ($25,000)** it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 3. of the Declarations of the attached bond.

(5) The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of **Five Thousand Dollars ($5,000)** (herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(6) Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(7) The rider is effective as of 12:01 a.m. standard time on **01/01/2005** as specified in the bond.

By: Steven C Liston
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

Rider No. 6

Internet Rider

To be attached to and form part of Investment Company Blanket Bond No. 6214261
in favor of Ocean State Tax Exempt Fund

It is agreed that Section 2(d) of Computer Systems Insuring Agreement (J) is amended to include:

1. Related communications networks or customer communication including but not limited to the INTERNET, by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved.

2. Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.

3. This rider shall become effective as of 12:01 a.m. on 01/01/2005 standard time as specified in the attached bond.

By: Steven C Liston
Authorized Representative

CERTIFICATE OF SECRETARY

I, Margaret D. Farrell, Secretary of Ocean State Tax-Exempt Fund, a series of VLC Trust, do hereby certify that the following is a true and correct copy of a resolution adopted by the Board of Trustees of said Trust at a meeting duly convened November 18, 2004, and said resolution has not been in anywise amended, annulled, rescinded or revoked, and the same is still in full force and effect:

RESOLVED: That it is the finding of the Trustees at this meeting that the fidelity bond written by National Union Fire Insurance Company (the "Bond") in the aggregate amount of $500,000 covering, among others, officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund's assets, the nature of the securities in the Fund's portfolio, the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties; and further

RESOLVED: That the premium to be paid by the Fund under the bond be, and hereby is, approved by vote of a majority of the Board of Trustees (all Trustees voting) and separately by a majority of the Trustees who are not "interested persons" as that term is defined under the Investment Company Act of 1940, after having given due consideration to, among other things, the amount of the Bond and the amount of the premium the Fund would have had to pay had it obtained a joint insured bond with other affiliated parties; and further

RESOLVED: That the Bond be and hereby is approved by vote of a majority of the Board of Trustees (all Trustees voting) and separately by a majority of the Trustees who are not "interested persons" as that term is defined under the Investment Company Act of 1940; and further

RESOLVED: That the appropriate officers of the Fund be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder; and further

RESOLVED: That the Secretary of the Fund shall file the Bond with the Securities and Exchange Commission and give notices required under paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

WITNESS my hand this 18th day of August, 2005.



Margaret D. Farrell
Secretary

OFFICER'S CERTIFICATE

This is to certify that the premiums for the insured Investment Company Blanket Bond issued by National Union Fire Insurance Company of Pittsburgh, PA were paid for the period January 1, 2005 through January 1, 2006.

Dated: August 18, 2005

Kevin M. Oates

Kevin M. Oates, Treasurer

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